Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.220.8412 ericsimanek@eversheds- sutherland.us

May 16, 2023

VIA EDGAR

Sonia Bednarowski

Division of Corporation Finance

Office of Crypto Assets

Securities and Exchange Commission

100 F. Street N.E.

Washington, D.C. 20549

Re:	ConvexityShares Trust
Post-Effective Amendment No. 1 to
Registration Statement on Form S-1
File No. 333-256463

Dear Ms. Bednarowski:

This letter sets forth responses to the written comments received in a letter dated May 9, 2023, pertaining to the above referenced Post-Effective Amendment No. 1 to Registration Statement on Form S-1 (the “Prospectus”) submitted by ConvexityShares Trust (the “Registrant”) on May 1, 2023 for the purpose of registering shares of ConvexityShares Daily 1.5x SPIKES Futures ETF and ConvexityShares 1x SPIKES Futures ETF. Unless otherwise noted, capitalized terms have the same meanings as used in the Prospectus.

Set forth below is the comment and the Registrant’s response thereto.

Post-Effective Amendment No. 1 to Registration Statement on Form S-1

General

1.	Comment: We note that you incorporate by reference your Exchange Act reports, including your annual report on Form 10-K and your quarterly report on Form 10-Q, but that these reports are not available on your website at www.convexityshares.com as required by Section F of General Instruction VII of Form S-1 and Item 12(c)(i)(v) of Form S-1. In addition, we note that you failed to incorporate by reference all of the Exchange Act reports filed since the end of your last fiscal year pursuant to Item 12(a)(2) of Form S-1. Please revise your prospectus to disclose all of the information incorporated by reference. Alternatively, incorporate by reference the Exchange Act reports required by Item 12(a)(1) and (a)(2) of Form S-1 and include each such report on your website.

Response: The Prospectus has been revised to incorporate by reference the Exchange Act reports required by Item 12(a)(1) and (a)(2) of Form S-1 and the Registrant has included each such report on the Funds’ website.

2.	Comment: Please revise your disclosure on your cover page and throughout, including the prospectus summary and risk factors, to disclose, if true, that if the Index declines by more than 50% on a given trading day, the Leveraged Fund’s investors would lose all of their money and that this would be the case with any single day movements in the Index, even if the Index maintains a level greater than zero at all times. In this regard, we note your disclosure in your registration statement on Form S-1 (333-265463), which was declared effective on May 11, 2022.

Response: The Leveraged Fund only seeks a return equal to one-and-a-half times the performance of the Index. Therefore, it is not accurate to say that the Leveraged Fund’s investors would lose all of their money if the Index declines by more than 50% on a given trading day. The referenced statement was not included in the definitive version of the Prospectus filed on August 15, 2022.

Best regards,

/s/ Eric Simanek

Eric Simanek

202-220-8412

ericsimanek@eversheds-sutherland.us